

October 5, 2010

Frank J. Fertitta III
Chief Executive Officer and President
Station Casinos, Inc.
1505 South Pavilion Center Drive,
Las Vegas, Nevada 89135

> **Re: Station Casinos, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **File No. 001-12037**

Dear Mr. Fertitta:

We have reviewed your response letter dated September 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 41

Food and Beverage, page 44

1.   We note your response to our prior comment three. You state that "food covers" refers to the number of restaurant guests. You state that in future filings you will explain references to "food covers". Because your investors' understanding of your results is aided by plain English disclosures that avoid jargon, we encourage you to avoid including and then explaining jargon and instead simply provide the plain English meaning. Please revise as appropriate.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Native American Development Costs, page 18

2.   We note your response to our prior comment six. You state that Native American development costs represent "investments in long-term contracts" to develop real estate projects that, once complete, will be transferred to the Native American tribes for operation. Given that the Department of the Interior normally puts land into trust for purposes of being used as a casino site, please explain to us the nature of your arrangements that allow you to transfer properties to the tribes upon completion. In your response, you also state that these arrangements are generally evidenced by interest bearing promissory notes. Therefore, please tell us whether the "development cost" assets on your balance sheets are actually notes receivable, investments in long-term contracts, real estate and related improvements, or a combination of these. Please also tell us what consideration you have given to evaluation of whether your assets are loans or investments in real estate under ASC 310-10-25-14 to 30.

3.   Please provide us with copies of contracts governing your arrangement with the Federated Indians of Graton Rancheria (FIGR). Please tell us whether the nature and terms of your arrangement with FIGR are generally consistent with your other Native American development arrangements and, if not, consider providing us with copies of the other arrangements or explaining to us the principal differences.

4.   Based on your response to our prior comment six, we understand that you generally conclude that capitalized costs are recoverable so long as a project is progressing toward successful completion and there are no indicators of impairment. However, we understand that there are significant contingencies involved in the successful development of Indian casinos, such as obtaining numerous regulatory approvals and successfully resolving litigation related to such projects. In addition, sovereignty of tribes may result in little or no recourse available to their creditors in the event of default or failure to successfully complete the project. Also, recoverability of amounts invested in the projects appears to be based in large part on the performance of the casinos' post-completion operations, which itself appears subject to numerous risks and potential outcomes. Based on the foregoing factors, we believe it would be appropriate for you to evaluate all of the foregoing factors on a periodic basis to evaluate the recoverability of capitalized costs rather than assuming costs are recoverable unless impairment indicators are present. In this regard, we believe the projected operating performance of the casinos would be an important indicator of impairment, but we do not believe you could appropriately evaluate whether this indicator of impairment existed without determining projected future operating performance. Please advise.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief